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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(Cusip Number)

September 17, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 38724Q 10 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Whitebox Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 646,153 (See Item 4(a))

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 646,153 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 646,153 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.6%

12.	Type of Reporting Person: IA

13G
CUSIP No. 38724Q 10 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Whitebox Intermarket Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 646,153 (See Item 4(a))

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 646,153 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 646,153 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.6%

12.	Type of Reporting Person: IA

13G
CUSIP No. 38724Q 10 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Whitebox Intermarket Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 646,153 (See Item 4(a))

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 646,153 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 646,153 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 38724Q 10 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Whitebox Intermarket Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 646,153 (See Item 4(a))

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 646,153 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 646,153 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.6%

12.	Type of Reporting Person: IC

13G
CUSIP No. 38724Q 10 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Whitebox Intermarket Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 646,153 (See Item 4(a))

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 646,153 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 646,153 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.6%

12.	Type of Reporting Person: IC

13G
CUSIP No. 38724Q 10 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Gary S. Kohler

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 97,760

		6.	Shared Voting Power: 646,153 (See Item 4(a))

		7.	Sole Dispositive Power: 97,760

		8.	Shared Dispositive Power: 646,153 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 743,913 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.2%

12.	Type of Reporting Person: IN

13G
CUSIP No. 38724Q 10 7

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Andrew J. Redleaf

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 284,808

		6.	Shared Voting Power: 646,153 (See Item 4(a))

		7.	Sole Dispositive Power: 284,808

		8.	Shared Dispositive Power: 646,153 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 930,961 (See Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 15.9%

12.	Type of Reporting Person: IN

Item 1.

(a)	Name of Issuer

Granite City Food & Brewery Ltd. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

Granite City Food & Brewery Ltd. 5831 Cedar Lake Road St. Louis Park, MN 55416

Item 2.

(a)	Name of Person Filing

Whitebox Advisors, LLC (“WA”), Whitebox Intermarket Advisors, LLC (“WIA”), Whitebox Intermarket Partners, L.P. (“WIP”), Whitebox Intermarket Fund, L.P. (“WIF”), Whitebox Intermarket Fund, Ltd. (“WIFLTD”), Gary S. Kohler and Andrew J. Redleaf are jointly filing this Schedule 13G.

The general partner of WIP is WIA, which manages accounts for the benefit of its clients WIP, WIF and WIFLTD. The managing member and controlling owner of WIA is WA. The sole managing member of WA is Mr. Redleaf. Mr. Kohler is a portfolio manager of WIP. Based on the relationships described herein, these entities and individuals may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that WA, WIA, WIP, WIF, WIFLTD, Mr. Kohler and Mr. Redleaf are a group, or have agreed to act as a group.

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of WA, WIA, WIF, Mr. Kohler and Mr. Redleaf is: c/o Whitebox Advisors, LLC 3033 Excelsior Boulevard, Suite 300 Minneapolis, MN 55416

The address of the business office of WIP and WIFLTD is:

Trident Chambers, P.O. Box 146 Waterfront Drive, Wickhams Cay Roadtown, Tortola, British Virgin Islands

(c)	Citizenship

WA, WIA and WIF are organized under the laws of the State of Delaware. WIP and WIFLTD are organized under the laws of the British Virgin Islands. Messrs. Kohler and Redleaf are citizens of the United States.

(d)	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock.

(e)	CUSIP Number

The CUSIP number of the Company’s common stock is 38724Q 10 7.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Insurance company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

WIP directly owns 646,153 shares of common stock, which includes (i) 461,538 shares of common stock, and (ii) 184,615 shares of common stock issuable upon the exercise of warrants. The shares of common stock and the warrants to purchase common stock are issuable at a second closing of the Company’s private placement, which is expected to occur within 60 days of September 20, 2004, pursuant to a Securities Purchase Agreement dated September 17, 2004.

As a result of the relationships described in this statement, each of WA, WIA, WIF, WIFLTD and Messrs. Kohler and Redleaf may be deemed to possess indirect beneficial ownership of the shares of common stock held by WIP.

Mr. Kohler directly owns 97,760 shares of common stock, which includes (i) 21,706 shares of common stock, (ii) 25, 316 shares of common stock issuable upon the conversion of Series A preferred stock, (iii) 7,705 shares of common stock issuable upon the exercise of warrants and (iv) 30,738 shares of common stock and 12,295 shares of common stock issuable upon the exercise of warrants. The shares and warrants listed in clause (iv) above are issuable at a second closing of the Company’s private placement, which is expected to occur within 60 days of September 20, 2004, pursuant to a Securities Purchase Agreement dated September 17, 2004. Mr. Kohler has sole voting power and sole investment power with respect to 97,760 shares of common stock.

Mr. Redleaf directly owns 284,808 shares of common stock, which includes 189,872 shares of common stock issuable upon the conversion of Series A preferred stock and 94,936 shares of common stock issuable upon the exercise of warrants. Mr. Redleaf has sole voting power and sole investment power with respect to 284,808 shares of common stock.

(b)	Percent of class:

WA beneficially owns 11.6% of the Company’s common stock.

WIA beneficially owns 11.6% of the Company’s common stock.

WIP beneficially owns 11.6% of the Company’s common stock.

WIF beneficially owns 11.6% of the Company’s common stock.

WIFLTD beneficially owns 11.6% of the Company’s common stock.

Mr. Kohler beneficially owns 13.2% of the Company’s common stock.

Mr. Redleaf beneficially owns 15.9% of the Company’s common stock.

The percentage of common stock reportedly owned by each person herein is based on 4,911,640 shares of common stock outstanding, which is the total number of shares issued and outstanding on September 20, 2004, as reported in the Company’s definitive proxy statement filed on October 14, 2004.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Mr. Kohler has sole power to vote 97,760 shares of common stock directly owned by him.

Mr. Redleaf has sole power to vote 284,808 shares of common stock directly owned by him.

(ii)	Shared power to vote or to direct the vote:

WA, WIA, WIP, WIF, WIFLTD and Messrs. Kohler and Redleaf have shared voting power with respect to 646,153 shares of common stock.

(iii)	Sole power to dispose or to direct the disposition of:

Mr. Kohler has sole power to direct the disposition of 97,760 shares of common stock directly owned by him.

Mr. Redleaf has sole power to direct the disposition of 284,808 shares of common stock directly owned by him.

(iv)	Shared power to dispose or to direct the disposition of:

WA, WIA, WIP, WIF, WIFLTD and Messrs. Kohler and Redleaf have shared power to direct the disposition of 646,153 shares of common stock.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of the Group

Not applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2004

/s/ Jonathan Wood

Signature

Jonathan Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P. and Whitebox Intermarket Fund, Ltd.

Name and Title

/s/ Gary S. Kohler

Gary S. Kohler

/s/ Andrew J. Redleaf

Andrew J. Redleaf

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Schedule 13G (including amendments thereto) with respect to their beneficial ownership of the common stock of Granite City Food & Brewing Ltd.

Dated: October 15, 2004

/s/ Jonathan Wood

Signature

Jonathan Wood as Chief Financial Officer of Whitebox Advisors, LLC, Whitebox Intermarket Advisors, LLC, Whitebox Intermarket Partners, L.P., Whitebox Intermarket Fund, L.P. and Whitebox Intermarket Fund, Ltd.

Name and Title

/s/ Gary S. Kohler

Gary S. Kohler

/s/ Andrew J. Redleaf

Andrew J. Redleaf